

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

<u>Via E-mail</u>
Mark E. Funk, Chief Financial Officer
Mobile Mini, Inc.
7420 S. Kyrene Road, Suite 101
Tempe, AZ 85283

      Re: **Mobile Mini, Inc.**
                  Form 10-K for the year ended December 31, 2012
                  Filed March 1, 2013
                  File No. 1-12804

Dear Mr. Funk:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ John Cash

                              John Cash
                              Branch Chief